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CM 8/9

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)



SEC MAIL
RECEIVED
APR 21 2005

SEC FILE NUMBER
8- 65365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCANTI SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 S. 6TH ST - SUITE 3720
(No. and Street)

MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CYNTHIA M. JOHNSON 612-333-0130 x224
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DIXON, HOWARD ROBERT DIXON & DAHL, LLP
(Name — if individual, state last, first, middle name)

125 MAIN ST. S.E - SUITE 125, MINNEAPOLIS MN 55414
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 8/9/05

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cynthia M. Johnsson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercanti Securities, LLC, as of 12.31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



MICHAEL K. GAUSE
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2008

Notary Public 4/20/05

Signature

Gen'l Counsel

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCANTI SECURITIES, LLC

COMPUTATION OF NET CAPITAL (Item g)
Year Ended December 31, 2004

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	363,166
Deduct: Nonallowable assets - Accounts receivable		311,125
NET CAPITAL	$	52,041

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required			
Firm's aggregate indebtedness	$	571,904	
		X 6.67	%
	$	38,146	

RECONCILIATION

A material difference existed between the audited computation of net capital and the broker-dealer's unaudited Part II A. The unaudited reports did not show the unsecured account receivable as a nonallowable asset. This change does not cause a net capital deficiency.

FINDINGS

No findings were noted to indicate material inadequacies at December 31, 2004.

CERTIFIED MAIL, RETURN RECEIPT: 7000 0600 0026 6514 1114


NASD

April 8, 2005

Cynthia M. Johnson
Financial Principal
Mercanti Securities, LLC
3720 Dain Rauscher Plaza
60 South 6th Street
Minneapolis, MN 55402

Dear Ms. Johnson:

This letter acknowledges receipt of your 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient as follows:

1. The Computation of Net Capital appears to be incorrect as follows:
   a. the unsecured accounts receivable in the amount of $311,125 should be a non-allowable asset; and
   b. the required net capital should be the greater of $5,000 or 6 2/3% of the firm's aggregate indebtedness.

2. The audit report did not describe any material inadequacies found to exist or if none existed, a statement so stating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC Regional or District Office, and two copies to the SEC Washington, D.C. Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 22, 2005. Questions may be addressed to Nick Miller or the undersigned at 816-421-5700.

Sincerely,

William E. Dondlinger
Supervisor of Examiners

Kansas City District Office
120 West 12th Street, Suite 900
Kansas City, MO
64105

tel 816 421 5700
fax 816 421 5029
www.nasd.com

Enclosure [Form X-17A-5 Part III Facing Page]

cc: Mary Jo Gillette
U.S. Securities and Exchange Commission
Midwest Regional Office
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Howard Robert Dixon
Dixon & Dahl, LLP
125 Main Street SE
Suite 250
Minneapolis, MN. 55414